Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Annual General Meeting of Shareholders (the "Annual Meeting") of ICTS International N.V. (the "Company") which will be held on Wednesday, December 28, 2020, at 10:00 A.M. local time, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands.

The agenda for the Annual Meeting, including proposals made by the Supervisory Board and the Management Board, with no proposals being made by Shareholders, is as follows:

1.   Opening of the meeting by the Chairman of the Supervisory Board.
2.   Report by the Management Board on the course of business of the Company during the financial year 2019 with respect to the annual accounts of the financial year 2019.
3.   Report by the Supervisory Board with respect to the annual accounts of the financial year 2019.
4.   Report of the Audit Committee with respect to the annual accounts of the financial year 2019.
5.   Adoption of the English language to be used for the annual accounts and annual reports of the Company.
6.   Adoption of the annual accounts of the financial year 2019.
7.   Election of two Managing Directors.
8.   Amendment of the Articles of Association and authorization to execute notarial deed.
9.   Election of seven Supervisory Directors.
10. Ratification of appointment of independent auditors for the Company.
11. Discharge from liability of the Management, Management Board and Supervisory Board.
12. Adoption  of the Minutes.
13. Authorize sale of a subsidiary.
14. Questions.
15. Adjournment.

Pursuant to the Articles of Association of the Company and Netherlands law, copies of the annual accounts for the financial year 2019, the annual report which includes the information required pursuant to Section 2:392 of the Dutch Civil Code and the report of the Supervisory Board are open for inspection by the shareholders of the Company and other persons entitled to attend meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands.

Shareholders may only exercise their shareholder rights for the shares registered in their name on October 30, 2020 the record date for the determination of shareholders entitled to vote at the Annual Meeting.

SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR POWER OF ATTORNEY, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

Rom Shaked & Alon Raich, Managing Directors

ICTS INTERNATIONAL N.V.
Walaardt Sacréstraat 425-5
1117 BM Schiphol Oost,
The Netherlands (Registered with the Chamber of Commerce at Amstelveen, under No. 33.279.300)

October 30, 2020

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December  28 , 2020

This Proxy Statement is being furnished to holders of common shares, par value 0.45 Euro per share (the "Common Shares"), of ICTS International N.V., a Netherlands corporation (the "Company"), in connection with the solicitation by the Management Board of proxies in the form enclosed herewith for use at the Annual General Meeting of shareholders of the Company to be held at 10:00, A.M. local time, on Wednesday, December  28, 2020, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, or at any adjournment or adjournments thereof (the "Annual Meeting"). A copy of the Notice of Annual General Meeting of Shareholders (the "Notice"), which contains the agenda for the Annual Meeting (the "Agenda"), accompanies this Proxy Statement.

The Company's audited consolidated financial statements for the financial year ended December 31, 2019, expressed in U.S. Dollars and prepared in accordance with United States generally accepted accounting principles (hereinafter, the "Annual Accounts"), and the Company's 2019 annual report (the "Annual Report"), is being mailed with this Proxy Statement.

It is proposed at the Annual Meeting to adopt resolutions approving the following proposals (the "Proposals"):

1.	Adoption of the English language to be used for the annual accounts and annual reports of the Company (Item 5 of the Agenda).
2.	Adoption of the Annual Accounts (Item 6 of the Agenda).
3.	Election of two Managing Directors (Item 7 of the Agenda).
4.	Amendment of the Articles of Association and authorization to execute notarial deed (Item 8 of the Agenda)
5.	Election of seven Supervisory Directors (Item 9 of the Agenda).
6.	Ratification of appointment of independent auditors for the Company (Item 10 of the Agenda).
7.	Discharge from liability the Management, Management Board and Supervisory Board. (Item 11 of the Agenda).
8.	Adoption of the minutes (Item 12 of the Agenda
9.	Authorize sale of subsidiary (item 13 of the Agenda)

Pursuant to the Articles of Association of the Company and Netherlands law, copies of the Annual Accounts, the Annual Report and the information required under Section 2:392 of the Dutch Civil Code and the report of the Supervisory Board, written in accordance with the Articles of Association of the Company, are open for inspection by the shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, from the date hereof until the close of the Annual Meeting. Information on the Company can also be found on the Company’s website at www.ictsintl.com.

Since the Company is a "foreign private issuer" under United States securities laws, the solicitation of proxies for use at the Annual Meeting is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

This solicitation is made by the Management Board and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to beneficial owners. The Company is mailing this Proxy Statement, the Notice, the Annual Report, and the form of Power of Attorney to the shareholders on or about November  10, 2020.

Voting Securities and Voting Rights

At the close of business on October 30, 2020, the issued and outstanding voting securities of the Company consisted of 37,433,333 Common Shares. The class of Common Shares is the only class of voting stock of the Company. Shareholders may exercise their shareholder rights to vote only the Common Shares registered in their name on October 30 , 2020, the record date for the Annual Meeting.

The Agenda set forth in the Notice was proposed by the Management Board and approved by the Supervisory Board.

A registered holder of Common Shares may cast one vote per share at the Annual Meeting. In accordance with Article 18 of the Articles of Association of the Company, resolutions may be adopted only when a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting, and adoption of a resolution requires an absolute majority of the votes cast at the Annual Meeting.

Shareholders owning and holding approximately 85.7% of the issued and outstanding Common Shares of the Company have indicated that they will vote FOR items 5, 6, 7, 8, 9,10, 11, 12 and 13 of the Agenda.

Common Shares cannot be voted at the Annual Meeting unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in The Netherlands and, as required by the laws of The Netherlands and the Company's Articles of Association, the Annual Meeting must be held in the Netherlands. Shareholders who are unable to attend the Annual Meeting in person may authorize the voting of Common Shares at the Annual Meeting by completing and returning the enclosed power of attorney and proxy card naming Rom Shaked and / or Alon Raich as proxy holders. If the power of attorney and proxy in the enclosed form is duly executed and returned prior to the Annual Meeting, all Common Shares represented thereby will be voted, and, where specifications are made by the holder of Common Shares on the form of proxy, such proxy will be voted by the proxy holders in accordance with such specifications.

If no specification is made in the power of attorney and proxy, the power of attorney and proxy will be voted by the proxy holders FOR items 5, 6, 7, 8, 9, 10, 11, 12 and 13 of the Agenda.

In the event a shareholder wishes to use any other form of power of attorney and proxy, such power of attorney and proxy shall be voted in accordance with the specification given therein, provided that (i) such power of attorney and proxy states the number of registered Common Shares held by such shareholder, (ii) the Common Shares for which the power of attorney and proxy is given are registered in the name of the shareholder on October 30, 2020, and (iii) such proxy enables the person named therein to vote the Common Shares represented thereby either in favor of or against the Proposals, or to abstain from voting, as applicable. The proxy holder shall present the duly executed proxy together with the enclosed form of Power of Attorney and Proxy signed by the registered shareholder.

Right of Revocation

Any shareholder who has executed and delivered a power of attorney and proxy to the Company and who subsequently wishes to revoke such power of attorney and proxy may do so by delivering a written notice of revocation to the Company at its address set forth above, Attention: Managing Director, at any time prior to the Annual Meeting.

Beneficial Ownership of Securities Owners

The following table sets forth below information regarding the beneficial ownership (as determined under U.S. securities laws) of the Common Shares of the Company, as of October 30, 2020 by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Shares:

Name of Five Percent Shareholders	Beneficially Owned	Percent of Amount of Common Shares Outstanding (a)

MacPherson Trust(b)	21,468,861	57.4%

Menachem J. Atzmon	4,850,000	13.0%

All officers and directors as a group (8 persons), the MacPherson Trustand the Trust beneficiaries	31,880,721	85.2%

(a)     The amounts include common shares owned by each of the above, directly or indirectly.

(b)    1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, which holds together with the Trust approximately 57.4% of the issued and outstanding Common Shares on behalf of the Trust. Spencer Corporation, Limited and the MacPherson Trust together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

 2.  As of October 30, 2020 Spencer Corporation has the right to convert up to $1.2 million of an outstanding loan into the Company's shares at a price of $0.4 per share. The calculation above does not take into consideration the conversion of the outstanding balance.

ITEM FOUR OF THE AGENDA:
REPORT OF THE AUDIT COMMITTEE

The Audit Committee consists of Mr. Philip M. Getter (Chairman), Gail F. Lieberman and Gordon Hausmann. The Audit Committee and the Supervisory Board have adopted an Audit Committee Charter and Code of Ethics which are attached hereto as Exhibits A and B. The Charter outlines the duties of the Audit Committee in relation to its responsibilities of overseeing management's conduct of the Company's financial reporting process, including the selection of the Company's outside auditors and the review of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by the Management Board and the Supervisory Board. The Audit Committee has met with the independent auditors. The Code of Ethics sets forth the conduct required of all directors, officers and employees.

The Audit Committee after such review and discussion with the independent auditors have recommended that the audited financial statements be included in the Company's annual report on Form 20-F.

The Audit Committee held three meetings during the last financial year (2019). All members of the Audit Committee are "independent" under the rules of the Securities and Exchange Commission currently applicable to the Company. Mr. Getter and Ms. Lieberman have financial expertise.

The Committee has discussed with the Company’s independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committees) regarding the auditor’s judgments about the quality of the Company’s accounting principles as applied in its financial reporting.

The Committee has also received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with such firm their independence.

Conclusion

Based on the review and discussions referred to above, the Committee recommended to the Company’s Supervisory Board that its audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 for filing with the Securities and Exchange Commission.

Based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) the audit committee believes that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

The members of our Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of auditing or accounting, including in respect of independent registered public accounting firm independence.  Members of our Audit Committee rely, without independent verification, on the information provided to them and on the representations made by the management and the independent registered public accounting firm.  Accordingly, our Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.  Furthermore, our Audit Committee’s considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards that the financial statements are presented in accordance with the standards of the Public Company Accounting Oversight Board (US)or that CBIZ MHM, LLC CPA’s our accounting firm is in fact “independent”.

Submitted by the Audit Committee of the Supervisory Board

Philip M. Getter, Chairman of the Audit Committee.

ITEM FIVE OF THE AGENDA:
ADOPTION OF THE ENGLISH LANGUAGE TO BE USED FOR
THE ANNUAL ACCOUNTS AND ANNUAL REPORTS OF THE COMPANY

Pursuant to Section 2:362, Paragraph 7 of the Dutch Civil Code, the annual accounts of a Netherlands company such as the Company must be prepared in the Dutch language, unless the General Meeting of Shareholders resolves to use another language. Due to the international structure of the Company, the Management Board proposes that the annual accounts and the annual reports of the Company be prepared in the English language until the General Meeting of Shareholders has resolved otherwise. Pursuant to Section 2:391 of the Dutch Civil Code, the Management Board will use the English language for the annual report by the Management Board.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE ENGLISH LANGUAGE (ITEM 1 ON THE POWER OF ATTORNEY AND PROXY).

ITEM SIX OF THE AGENDA:
 ADOPTION OF ANNUAL ACCOUNTS

The Annual Accounts are submitted to the Company's shareholders in the English language.

Copies of the Annual Accounts, the Annual Report, which contains the information required under Section 2:392 of the Dutch Civil Code, and the report of the Supervisory Board are available for inspection by the Company's shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, from the date hereof until the close of the Annual Meeting.

In accordance with Article 20 of the Articles of Association of the Company, the Supervisory Board has determined  the net loss for the financial year 2019.

Adoption of the Annual Accounts also includes the adoption of the Dutch accounts through December 31, 2019.

Adoption of the Annual Accounts for the financial year 2019 also implies the approval by the shareholders of the Company for the extension of the period prescribed by Dutch law by five months for the preparation of the Annual Accounts.

A majority of the votes cast is required for the adoption of the Annual Accounts, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR"
THE ADOPTION OF ANNUAL ACCOUNTS (ITEM 2 ON THE POWER OF ATTORNEY AND PROXY).

ITEM SEVEN OF THE AGENDA:
ELECTION OF TWO MANAGING DIRECTORS

The Supervisory Board appointed Mr. Shaked and Mr. Raich as interim management directors. At the Annual Meeting, the appointment Mr. Rom Shaked and Mr. Alon Raich is to be ratified and they are to be elected to serve as Managing Directors until their successors have been elected.

Both Mr. Shaked and Mr. Raich have consented to be named and have indicated their intent to serve if elected. The Company has no reason to believe that these nominees are unavailable for election. However, if a nominee becomes unavailable for any reason, the persons named as proxies may vote for the election of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the ratification and election of Mr. Shaked and Mr. Raich.

Mr. Shaked is a CPA (Isr) and an attorney at law (Isr). Mr. Shaked joined ICTS in 2015 as an Internal Auditor.  In April 2019 Mr. Shaked was nominated as Deputy CEO of I-SEC International Security B.V. and is responsible for quality assurance, corporate HR, and is providing support in project management in different areas. As of February 2020, Mr. Shaked is a joint Managing Director of the Company and of I-SEC International Security B.V. Before joining ICTS, Mr. Shaked was a financial auditor and in the Israeli Securities Authority (ISA).

Mr. Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. As of February 2020, Mr. Raich is a joint Managing Director of the Company and of I-SEC International Security B.V. From 2001 to 2005 he worked in the accounting firm Kesselman & Kesselman, Price Waterhouse Coopers (PwC). Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-IIan University, Israel.

A majority of the votes cast is required for the election of two Managing Directors provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE FOREMENTIONED NOMINEES (ITEM 3 ON THE POWER OF ATTORNEY AND PROXY).

ITEM EIGHT OF THE AGENDA

AMENDMENT OF THE ARTICLES OF ASSOCIATION TO INCREASE THE MAXIMUM PART OF ISSUED SHARE CAPITAL TO BE BOUGHT BACK BY THE COMPANY AND AUTHORIZATION TO EXECUTE NOTARIAL DEED.

Pursuant to the Company’s Articles of Association and Section 2:98(2) of the Dutch Civil Code, the Company may only buy back a certain part of the issued share capital. The current Articles of Association state that this could not be more than 1/10th of the issued share capital.

The Company asks that the Shareholders resolve to amend the Articles of Association in such a way that the maximum part of the share capital to be bought back by the Company shall be 2/10th of the issued share capital.

This Item on the Agenda also includes the authorization of each member of the Management Board as well as each of the employees of the notarial department of law firm Wintertaling in Amsterdam, to execute and sign the notarial Deed of amendment of the Articles of Association of the Company in which this amendment will be laid down and further to sign any documents, notices, acknowledgements and statements and to perform any and all other acts as may be necessary, expedient or useful to implement the foregoing (including a deed of rectification of the aforementioned Deed of amendment of the Articles of Association), with the right of substitution.

Article 11 paragraph 2 section b. of the Articles of Association will read as follows:

The Dutch text to be resolved on:

“b.          het nominale bedrag van de te verkrijgen en de reeds door de vennootschap en haar dochtermaatschappijen tezamen gehouden aandelen in haar kapitaal niet meer dan twee tiende van het geplaatste kapitaal bedraagt;’”.

English translation:

“b.          the nominal amount of the shares in its capital to be acquired and already jointly held by the Company and its subsidiaries does not exceed two tenth of the issued capital;”.

The proposal to amend the Articles of Association must be approved by at least 2/3rd of the votes cast at the meeting, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE AMENDMENT OF THE ARTICLES OF ASSOCIATION AND THE AUTHORIZATION (ITEM 4 OF THE POWER OF ATTORNEY AND PROXY)

ITEM NINE OF THE AGENDA:
ELECTION OF SUPERVISORY DIRECTORS

At the Annual Meeting, seven members of the Supervisory are to be elected to serve until their successors have been elected and qualified. The nominees to be voted on by Shareholders are Messrs. Menachem Atzmon, Gordon Hausmann, David W. Sass, Philip M. Getter, Ms. Gail F. Lieberman, Ron Atzmon and Gil Atzmon (both the sons of Menachem Atzmon).

All nominees have consented to be named and have indicated their intent to serve if elected. The Company has no reason to believe that any of these nominees are unavailable for election. However, if any of the nominees become unavailable for any reason, the persons named as proxies may vote for the election of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee or nominees. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election of Messrs. Menachem Atzmon, Gordon Hausmann, David W. Sass, Philip M. Getter, Ms. Gail F. Lieberman, Ron Atzmon and Gil Atzmon.

Menachem J. Atzmon is a CPA (Isr). Since 1976 Mr. Atzmon serves as director and chairman of Spencer Corporation. From 1996 until 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012 he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and acts as the Chairman of the Supervisory Board since 2004. Since 2010 he serves as the Chairman of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2013 Mr. Atzmon was appointed in addition to his role of Chairman of the Board to CEO of the Arrow Ecology & Engineering Overseas Ltd and since 2017 Mr. Atzmon serves only as the Chairman of the board of Arrow & Engineering Overseas Ltd. In 2010 Mr. Atzmon was appointed to the Chairman of the Supervisory Board of ABC Technologies B.V.

Ron Atzmon served as of the head of sales and marketing of AU10TIX since 2008 and was appointed as  Managing Director in 2011. Mr. Atzmon serves as a board member of ICTS since May 2018 and was appointed as board member of ABC Technologies B.V starting July 2019. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 until January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

Gil Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon serves as a board member of ICTS since May 2018 and was appointed as board member of ABC Technologies B.V starting March 2020. Mr. Atzmon was a Director of Sales at S. Juwal & Co since 2002 till 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience.  From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was President/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As Chairman and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc. a manufacturer of security inks and a founder of KIDSRx an all-natural pharmaceutical company and chairman of TCI College of Technology. Mr. Getter has been a member of The Broadway League [League of American Theatres and Producers] Senior Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing [TONY and OBIE Awards].  He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards including the 2019 Tony Award for Hedestown as best musical.

David W. Sass for the past 60 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. He is also licensed to practice law in Texas. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit and Finance Committee of WL Gore & associates. Mrs. Lieberman is a board member of Equilend, a financial technology company. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. Mr. Hausmann holds office as a board member of numerous companies and institutions, including listed companies in the UK Israel and elsewhere. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. Mr. Hausmann also holds office and advises a number of charities, including Governor of the Hebrew University.

A majority of the votes cast is required for the election of Supervisory Directors, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF SUPERVISORY DIRECTORS (ITEM 5 ON THE POWER OF ATTORNEY AND PROXY).

ITEM TEN OF THE AGENDA:
RATIFICATION OF THE APPOINTMENT OF MAYER HOFFMAN MCCANN, CPAs, THE NEW YORK PRACTICE OF
MAYER HOFFMAN MCCANN P.C. AND HLB VAN DAAL AUDIT B.V.

At the annual meeting the shareholders are being asked to ratify the appointment of Mayer Hoffman McCann CPAs, the New York practice of Mayer Hoffman McCann P.C. (“MHM”) as the Company’s independent registered public accounting firm and HLB Van Daal Audit B.V. (“HLB”) as the independent auditors of the Company for the fiscal year ended December 31, 2020.  MHM was the U.S Company’s independent registered public accounting firm and HLB was the Dutch Company’s independent auditor for the year ended December 31, 2019. The appointment was made by the Company’s Audit Committee and approved by the Supervisory Board and Management Board of the Company.

A majority of the votes cast is required for the ratification of auditors, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE  RATIFICATION OF THE APOINTMENT OF THE AUDITORS FOR THE COMPANY (ITEM 6 OF THE POWER OF ATTORNEY AND PROXY)

ITEM ELEVEN OF THE AGENDA:
DISCHARGE FROM LIABILITY OF THE MANAGEMENT, MANAGEMENT BOARD AND SUPERVISORY BOARD

At the annual meeting the shareholders are being asked to discharge from liability the members of the Management and Management Board in respect to their management and the members of the Supervisory Board in respect of their supervision up to and including the 2019 financial year.

A majority of the votes cast is required for the discharge from liability, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE  DISCHARGE FROM LIABILITY (ITEM 7 OF THE POWER OF ATTORNEY AND PROXY)

ITEM TWELVE OF THE AGENDA:
ADOPTION OF MINUTES.

Pursuant to the Articles of Association the Shareholders are being asked to adopt the minutes of this meeting as set forth in this Proxy Statement.

A majority of the votes cast is required for the adoption of minutes, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE  ADOPTION OF THE MINUTES (ITEM 8 OF THE POWER OF ATTORNEY AND PROXY)

ITEM THIRTEEN OF THE AGENDA:
AUTHORIZATION FOR SALE OF A SUBSIDIARY

Pursuant to Section 2:107a of the Dutch Civil Code, any resolutions of the board which have an important impact on the identity/character of the business of the Company (such as the sale of a subsidiary which is of importance to the Company) require the prior approval by the General Meeting of Shareholders.

The intended sale for which this authorization is requested concerns the sale of I-SEC Global Security B.V. (the “Subsidiary”) within the next 12 months from the date hereof for a purchase price of $120,000,000.  The Agreement contemplates 3 closings, at the first closing $60,000,000 will be exchanged for 50% of the shares of the Subsidiary, the second closing will take place six (6) months later and $36,000,000 will be exchanged for 30% of the shares of the Subsidiary and the third closing which will take place eighteen (18) months after the first closing, the balance of $24,000,000 will be paid in exchange for 20% of the shares of the Subsidiary. The Agreement will contain customary representations and warranties, conditions to closing, holdback arrangements, claims procedures, non- completion provision and other provisions that are customary in such agreements.  Information about the proposed buyer is classified at this moment and will be made available when possible.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE AUTHORIZATION FOR THE SALE OF A SUBSIDIARY (ITEM 9 OF THE POWER OF ATTORNEY AND PROXY)

Corporate Governance

The Supervisory Board, Management Board and Shareholders of the Company have adopted a Corporate Governance Policy that meets the requirements of the Dutch Civil Code and the requirements of the United States of America Federal Securities Laws.

The policy includes among others, the management description of the corporate governance structure of the Company, the strategy and the financial objectives, the risk profile of the activities and the group risk management and control systems in place and their assessment by the management.

The Management and Supervisory Boards are responsible for the corporate governance structure of the Company and for compliance with the Dutch Civil Code.  They will give an account of their actions in this regard to the General Meeting of Shareholders.

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Please sign, date and return the accompanying proxy card or other form of proxy with Power of Attorney, as applicable, in the enclosed envelope at your earliest convenience.

The Management Board

Rom Shaked and Alon Raich, Managing Directors

October 30, 2020

EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE

This Charter of the Audit Committee (this "Charter") has been adopted by the Supervisory  Board (the "Board") of ICTS International N.V. requires that "Company"). The Audit Committee (the Committee") that the Committee shall review and reassess this Charter annually conduct an annual and recommend any proposed changes to the Board evaluation of its Charter for approval.

A. Purpose
The purpose of the Committee is to assist the Board in its oversight of the Company's the accounting and financial reporting processes and audits of the Company's financial statements, including (i) the quality and integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence and (iv) the performance of the Company's internal audit functions and independent auditors. In fulfilling its purpose, the Committee shall maintain free and open communication with the Company's independent auditors, internal auditors and management.

B. Duties and Responsibilities In furtherance of its purpose, the Committee shall have the following duties and responsibilities:

1. To review major issues regarding accounting principles, policies, practices and judgments and financial statement presentations, including (i) any significant changes to the Company's selection or application of accounting principles, (ii) the adequacy and effectiveness of the Company's internal controls and (iii) any special audit steps adopted in light of material control deficiencies.

2. To review analyses prepared by management, the independent auditors and/or others setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

3. To review the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements.

4. To review the type and presentation of information to be included in the Company's earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as review and discuss earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies.

5. To review, or oversee the review of, internal audit functions that ensure the appropriate control process is in place for reviewing and approving the Company's internal transactions and accounting.

6. To periodically discuss with the Board the adequacy and effectiveness of the Company's internal controls.

7. To discuss with management and the independent auditors the integrity of the Company's financial reporting processes and controls, including policies and guidelines with respect to risk assessment and risk management and the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

8. To discuss with management and the independent auditors the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," together with the results of the independent auditors' review prior to filing or distribution.

9. To prepare the report required to be included in the Company's annual proxy statements pursuant to the proxy rules promulgated by the United States Securities and Exchange Commission (the "SEC") or, if the Company does not file a proxy statement, in the Company's annual report.

10. To discuss with management and the independent auditors the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles and underlying estimates in its financial statements.

11. To review and discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports and employee complaints concerning financial matters which raise material issues regarding the Company's financial statements or accounting policies.

12. To discuss with the independent auditors and management, as appropriate, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 not otherwise addressed in this Charter.

13. To discuss with the independent SEC Release 34-47265 auditors, prior to the filing of the Final audit report with the SEC, reports from management and the independent Commission's auditors regarding (i) all critical accounting policies and practices used Regarding Auditor by the Company, (ii) all material accounting treatments within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and the treatment preferred by the accounting firm and (iii) other material written communications between the accounting firm and management.

14. To discuss periodically with the SEC Release 34-46427 Final Company's CEO and CFO (i) all of significant deficiencies in the disclosure in the Companies' operation of internal controls which could adversely affect the Reports; summarize and report financial data, Management's Report on (ii) any significant changes in Internal Control Over internal controls, including internal Financial Reporting and control over financial reporting, or certification of other factors that could significantly affect such internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses and (iii) any fraud involving management or other employees who have a significant role in the Company's internal controls.

15. To review the internal control reports of management prepared pursuant to rules and regulations of the SEC on Internal Control promulgated under the Sarbanes-Oxley Financial Reporting and Act of 2002 prior to filing with the Certification of SEC.

16. To directly appoint, retain, evaluate and oversee the 3(b)(2), (5)independent auditors engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and to resolve any disagreements between management and the independent auditors. To approve in advance, or, in the alternative, to establish and periodically review pre-approval policies and procedures for all audit engagement fees and terms, including the retention of the independent auditors for any significant permissible non-audit engagement or relationship. To have direct responsibility for the oversight of the independent auditors. The Committee shall inform each registered public accounting firm performing work for the Company that such firm shall report directly to the Committee. The Committee may terminate the independent auditors in its sole discretion. The Committee should also take into account the opinions of management in its dealings with the independent auditors.

17. To annually evaluate the experience, qualifications, performance independence of the independent auditors, including their lead partners. To assure the regular rotation of the audit partners, Independence Regarding including the lead and concurring Audit partners, as required by applicable laws, rules and regulations. To consider whether there should be regular rotation of the independent auditors. The Committee should take into account the opinions of management and the internal auditors in its evaluation of the independent auditors. The Committee should present its conclusions with respect to the independent auditors to the full Board.

18. To obtain and review, on an annual basis, a formal written report from the independent auditors describing (i) the auditing firm's internal quality control procedures; (ii) any material issues raised within the preceding five (5) years by the auditing firm's internal quality-control reviews, peer reviews, or any governmental or other inquiry or investigation relating to any independent audit conducted by the auditing firm, and the steps taken to deal with such issues; and (iii) all relationships between the independent auditors and the Company.

19. To discuss with the independent auditors any disclosed relationships between the auditors and the Company or any other relationships that may adversely affect the objectivity or independence of the independent auditor. To discuss with the independent auditors any services provided to the Company or any other services that may adversely affect the objectivity and independence of the independent auditor. To take, or to recommend that the full board take, appropriate action to oversee the objectivity and independence of the independent auditor.

20. To review with the independent auditors any audit problems or difficulties, together with management's responses, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management.

21. To review the independent auditors' audit plan, including its scope, staffing, locations, reliance upon management and general audit approach.

22. To review and approve all related party transactions for potential conflict of interest situations on an ongoing basis.

23. To establish clear guidelines for the hiring of current or former employees of the Company's independent auditors.

24. To review and discuss with the independent auditors the quality of the Company's financial and auditing personnel and the responsibilities, budget and staffing of the Company's internal audit functions.

25. To review with the Company's legal counsel on a quarterly basis, or more frequently as circumstances dictate, any legal matters that could have a significant impact on the Company's financial statements or the Company's compliance with applicable laws, rules and regulations, any breaches of fiduciary duties and inquiries received from regulators or governmental agencies.

26. To establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

27. To conduct any investigation appropriate to fulfill its responsibilities with the authority to direct access to the independent committees, as well as anyone in the Company.

28. To ensure that no improper influence on the independent directors is exerted by any officers or directors of the Company or any person acting on committees, under their direction.

29. To keep abreast of new accounting and reporting standards promulgated by the FASB, the SEC and other relevant standard setting bodies.

30. To approve ordinary expenses of the Committee that are necessary or appropriate in carrying out its duties.

31. To perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

C. Outside Advisors
The Committee, acting by majority vote, shall have the authority to retain, at the  Company's expense, outside legal, accounting, or other advisors or experts it deems necessary to perform its duties. The Committee shall retain these advisors without seeking Board approval and shall have sole authority to approve related fees and retention terms.

D. Annual Performance Evaluation
The Committee shall conduct an annual self-performance evaluation, including an evaluation of its compliance with this Charter. The Committee shall report on its annual self-performance evaluation to the Board.

E. Membership
The Committee shall consist of no fewer than three (3) directors, as determined by the Board. SEC Release 34-47235 Final Each Committee member shall meet the independence rule requirements of The NASDAQ Stock Market and of the SEC, as determined by the Board, and any other requirements set forth in applicable laws, and regulations. All Committee members shall have/a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one Committee member shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience. At least one Committee member shall meet the requirements of an "audit committee financial expert" as such term is defined by the SEC.

Committee members shall be appointed annually by a majority vote of the Board on the recommendation of the Corporate Governance & Nominating Committee. Each Prospective Committee member shall carefully evaluate existing time demands before accepting Committee membership. No director may serve as a Committee member if such director serves on the audit committee of more than two (2) other public companies, unless the Board expressly determines that such service would not impair that director's ability to serve on the Committee and such determination is disclosed in the Company's annual proxy statement. The Committee members may be removed, with or without cause, by a majority vote of the Board.

No member of the Committee shall receive ffinal compensation other than (i) director's fees for service as a director of the Company, including reasonable compensation for serving on the Committees. Committee and regular benefits that other directors receive and (ii) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company.

F. Chairman
The Committee shall include a Committee Determined by the Board chairman. The Committee chairman shall be appointed by a majority vote of the Board. The Committee chairman shall be entitled to chair all regular sessions of the Committee, add topics to the agenda and cast a vote to resolve any ties.

G. Meetings
The Committee shall meet at least one (1) time per quarter, or more frequently as circumstances dictate, and all Committee members shall strive to attend all Committee meetings. At least one Committee meetings each year shall be in person. Directors physically present outside the United States may participate in all other Committee meetings by telephone or by any other similar technology that permits instantaneous and simultaneous communication. The Committee meetings shall follow a set agenda established by the Committee.

The chairman may call a Committee meeting upon notice to each other Committee member at least forty-eight (48) hours prior to the meeting. A majority of the Committee members, acting in person or by proxy, shall constitute a quorum. The Committee shall be responsible for maintaining minutes and other applicable records of each Committee meeting. The Committee shall report its actions and recommendations to the Board at the next Board meeting after each Committee meeting.

The Committee shall meet separately in executive sessions with management, the independent auditors and those responsible for the internal audit functions, on a periodic basis, to discuss any matter that the Committee or any of these groups believes may warrant Committee attention.

H. Related Party Transactions With respect to related party transactions, the following controls:

1. For Securities and Exchange Commission purposes on disclosure of related party transactions a related party transaction is defined as "any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the following persons had, or will have, a direct or indirect material interest, naming such person and indicating the person's relationship to the Company, the nature of such person's interest in the transaction(s), the amount of such transaction(s) and, where practicable, the amount of such person's interest in the transaction(s):

(i)   Any director or executive officer of the Company;
(ii)  Any nominee for election as a director;
(ii)  Any security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities; and
(iv) Any member of the immediate family of any of the foregoing persons.

2. Management shall conduct a full due diligence investigation of the proposed investment, utilizing legal counsel, auditors and advisors as management deems necessary.

3. Prior to Supervisory Board consideration the group responsible for due diligence and negotiation shall prepare a detailed memo on the transaction which should be disseminated prior to the matter being presented to the Supervisory Board by way of the Committee for approval.

4. Management shall negotiate the proposed terms and conditions of the investment. These negotiations shall not include the related parties interested in the transaction. The transaction should be negotiated on behalf of the Company by management who is not interested in the transaction or if no management meets this criteria then by the independent directors (assuming they have no interest in the transaction). All members of the Audit Committee are to receive continuous updates of the progress of the negotiations. In the negotiation process the fairness and reasonableness of the transaction to the Company and its shareholders is to be the paramount consideration.

5. Whether or not a fairness opinion should be obtained should be determined by the Supervisory Board and should be decided based upon the nature of the transaction and its size and its proposed effect on the Company. A fairness opinion, if obtained, should be from an independent investment banking firm, chosen by the Committee, which describes the transaction, the terms and concludes that the transaction is fair and reasonable to the Company and its shareholders. There is no "de minimis rule" as to when a fairness opinion need not be obtained.

6. All related party transactions must be approved by the majority of the independent directors of the company. Interested directors shall not vote.

7. Whether or not a transaction should go before the shareholders depends on

A.  Local law requirements for the particular transaction such as a merger; or
B.  At the discretion of the Supervisory Board in the event it is determined that the transaction is material to the business of the company.

EXHIBIT B

ICTS INTERNATIONAL N.V.
And All Subsidiaries
( collectively "ICTS")

ICTS INTERNATIONAL N.V.

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

We are committed to maintaining the highest standards of business conduct and ethics. This ICTS International N.V and subsidiaries (“ICTS”) Code of Business Conduct and Ethics (the "Code") reflects the business practices and principles of behavior that support this commitment. This Code is intended to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Act”). We expect every executive and manager, employee officer, Managing Director and Supervisory Director of ICTS and each of its subsidiaries to read and understand the Code and its application to the performance of his or her business responsibilities. References in the Code to employees are intended to cover officers and, as applicable, Management Directors Supervisory Directors as well as chief financial officer (“Principal Financial Officer”) (the management directors, principal executive officers and principal financial officer collectively, the “406 Officers” as referred to in the Act) are bound by these Business Conduct Guidelines, including those provisions that relate to ethical conduct, conflicts of interest and compliance with applicable laws. The 406 Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. Therefore, in addition to the broad and comprehensive codes of ethical conduct set forth in the ICTS Business Conduct Guidelines, the 406 Officers shall be subject to the additional conduct guidelines continued on Section 18 hereof.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of ICTS. Nothing in the Code alters the terms of employment between an individual employee and ICTS.

The Code cannot possibly describe every practice or principle related to honest and ethical conduct. The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment.

Action by members of your immediate family, significant others or other persons who live in your household also may potentially result in ethical issues to the extent that they involve ICTS business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, significant others and other persons who live in your household.

The integrity and reputation of ICTS depends on the honesty, fairness and integrity brought to the job by each person associated with us. It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code. Unyielding personal integrity is the foundation of corporate integrity.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THE CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS. SECTION 17 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THE CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 17.

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code may be subject to disciplinary action, up to and including termination of employment or summary dismissal (“ontslag op staande voet”) and, in appropriate cases, civil legal action or referral for criminal prosecution.

LEGAL COMPLIANCE

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee's operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board (the "Audit Committee", as further described in Section 18).

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as ICTS, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to inspection by third parties in the event of a government investigation or civil litigation. It is in everyone's best interests to know and comply with our legal and ethical obligations.

INSIDER TRADING

Employees who have access to confidential (or "inside") information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about ICTS or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including "tipping" others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Employees must exercise the utmost care when handling material inside information. We have adopted a separate Insider Trading Policy which you should consult for more specific information on the definition of "material inside information" and on buying and selling our securities or securities of companies with which we do business.

DISCRIMINATION AND HARASSMENT

The diversity of ICTS's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. In addition, retaliation against individuals for raising claims of discrimination or harassment is prohibited.

CONFLICTS OF INTEREST

A "conflict of interest" occurs when an individual's personal interest may interfere in any way with the performance of his or her duties or the best interests of ICTS. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. We expect our employees to be free from influences that conflict with the best interests of ICTS. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or appearance of conflict or if you become aware of an actual or potential conflict or appearance of a conflict, and you are not an officer or director of ICTS, you should discuss the matter with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Supervisors may not authorize conflict of interest matters without first seeking the approval of a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee and filing with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee a written description of the authorized activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

No loans to, or guarantees of obligations of, employees or their Family Members by ICTS are permitted.

HEALTH AND SAFETY

ICTS strives to provide a safe and healthy work environment. Each of us shares the responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries, unsafe equipment and any other unsafe practices or conditions to his/her supervisor or the Principal Financial Officer. Further, misusing controlled substances or selling, manufacturing, distributing, possessing, using or misusing controlled substances, or being under the influence of illegal drugs on the job is absolutely prohibited.

INTERNATIONAL BUSINESS LAWS

Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries.

The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees to comply with certain U.S. and applicable foreign laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include but are not limited to:

The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment, and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

U.S. Embargoes or Sanctions Programs, which restrict or, in some cases, prohibit companies, their subsidiaries and certain employees from trading with, investing in or traveling to certain countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Liberia, North Korea, Sudan, Syria and Zimbabwe), specific companies or individuals, or being involved in specific activities such as certain diamond trading and proliferation activities;

Export Controls, which prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S., the re-export of U.S. origin goods from the country of original destination to such designated countries, and the export of foreign origin goods made with U.S. technology; and

Antiboycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person, and requires the reporting of any boycott receipts.

If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action, including giving any verbal assurances that might be regulated by international laws.

CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved. You cannot use your position with us or corporate property or information for improper personal gain, nor can you compete with us in any way.

MISUSE OF COMPANY COMPUTER EQUIPMENT

You may not, while acting on behalf of ICTS or while using our computing or communications equipment or facilities, either:

access the internal computer system (also known as "hacking") or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as "spam") in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity's internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of ICTS, either while acting on our behalf or using our computing or communications equipment or facilities, you should obtain prior approval from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of ICTS and subject to inspection, retention and review by ICTS in accordance with applicable law.

ENVIRONMENT COMPLIANCE

The laws of the various jurisdictions where we do business can impose criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can be a criminal offense and can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

It is our policy to conduct our business in an environmentally responsible way that environmental impacts. We are committed to minimizing and, if possible, eliminating the use of any substance or material that may cause environmental damage, reducing waste generation and disposing of all waste through safe and responsible methods, minimizing environmental risks by employing safe technologies and operating procedures, and being prepared to respond appropriately to accidents and emergencies.

MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

ICTS is committed to producing full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the United States Securities and Exchange Commission (the "SEC") and other regulators. Accordingly, ICTS requires honest and accurate recording and reporting of information. All of ICTS's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect ICTS's transactions and must conform both to applicable legal requirements and to ICTS's system of internal controls. By way of example, unrecorded or "off the books" funds or assets should not be maintained, only the true and actual number of hours should be reported, and business expense accounts must be documented and recorded accurately.

Business records and communications sometimes become public.  Accordingly, we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to ICTS's record retention policies. Inappropriate access or modifications to, or unauthorized destruction of, accounting or other business records is prohibited. These prohibitions apply to all business records and data, regardless of whether such data and records are in written form or electronically stored.

FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages though superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer and employee should endeavor to respect the rights of and deal fairly with ICTS's customers, suppliers, competitors and employees. No unfair advantage should be taken of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

GIFTS AND ENTERTAINMENT

Business entertainment and gifts are meant to create goodwill and sound working relationships and not to gain improper advantage with customers or facilitate approvals from government officials. Unless express permission is received from a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, entertainment and gifts cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered "a way of doing business." Under some statutes, such as the U.S. Foreign Corrupt Practices Act (further described in Section 5), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee any proposed entertainment or gifts if you are uncertain about their appropriateness.

COMPETITION LAW

The European competition rules are supplemented in The Netherlands by national rules set out in the Competition Act ("Mededingingswet"). This Act is applicable in parallel with the European competition rules.

The Competition Act prohibits all agreements between undertakings, decisions by associations of undertakings and concerted practices of undertakings which have as their object or effect the prevention, restriction or distortion of competition within the Dutch market, or a part of such market. Such agreements may for instance directly or indirectly fix purchase or selling prices or any other trading conditions; limit or control production, markets, technical development, or investment; share markets or sources of supply. This list is not limitative.

Undertakings are also prohibited from abusing a dominant position through exclusionary, discriminatory or exploitative practices.

Antitrust laws in the United States are designed to protect the competitive process. These laws generally prohibit:

agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Certain transactions require prior approval from the Dutch (or European) competition authority. They include transactions whereby two or more undertakings merge, or set up a joint venture, or an undertaking acquires control over another, subject to a number of minimum turnover criteria.

Undertakings and their (de facto) managers can be fined for infringing the competition rules. Undertakings can be fined up to 10% of the annual group worldwide turnover and (de facto) managers can be fined up to € 450,000. Fines can also be imposed when undertakings do not cooperate with the Dutch competition authority.

The above is merely a general outline of the competition rules, for more information and specific guidelines regarding competition law, please ask a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as office supplies, computer equipment, buildings, and products, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees should be mindful of the fact that we can retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee's or third party's knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

CONFIDENTIALITY

One of our most important assets is our confidential information. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information may include business, technical, marketing, and service plans, financial information, product specifications or architecture, source codes, engineering, and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by privacy, patent, trademark, copyright and trade secret laws.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any "chat room," regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and "quasi-public" areas within ICTS, such as cafeterias. All ICTS emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of ICTS, except where required for legitimate business purposes.

During the employment as well as after its termination the employee shall treat as strictly confidential and not disclose to third parties, whether directly or indirectly, in any form or manner whatsoever, any information which has come to his/her knowledge regarding the business and interests of ICTS and/or affiliated companies and  businesses and/or its customers and other business relations, all this in the broadest sense, unless the discharge of his/her duties under the employment requires the disclosure of such information to third parties on a need-to-know basis.

In the event that the employee is suspended and upon termination of his/her employment the employee shall at ICTS's first request to that effect surrender to ICTS all property of ICTS in his/her possession as well as all documents which in any way whatever relate to ICTS and/or affiliated companies and/or its customers and other business relations, all this in the broadest sense, as well as all copies of such documents (whether or not recorded on data carriers) and property.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, such as our website privacy policy, then you must handle that information solely in accordance with the applicable policy.

MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning ICTS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to a Principal Financial Officer.

WAIVERS

There will be no waivers of this Code unless an exception is made in accordance with Section 18 of this Code.

COMPLIANCE STANDARDS AND PROCEDURES

Compliance Resources

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. A Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected.

IF THE INVESTIGATION INDICATES THAT A VIOLATION OF THE CODE HAS PROBABLY OCCURRED, WE WILL TAKE SUCH ACTION AS WE BELIEVE TO BE APPROPRIATE UNDER THE CIRCUMSTANCES. IF WE DETERMINE THAT AN EMPLOYEE IS RESPONSIBLE FOR A CODE VIOLATION, HE OR SHE WILL BE SUBJECT TO DISCIPLINARY ACTION UP TO, AND INCLUDING, TERMINATION OF EMPLOYMENT OR SUMMARY DISMISSAL (“ONTSLAG OP STAANDE VOET”) AND, IN APPROPRIATE CASES, CIVIL ACTION OR REFERRAL FOR CRIMINAL PROSECUTION. APPROPRIATE ACTION MAY ALSO BE TAKEN TO DETER ANY FUTURE CODE VIOLATIONS.

SECTION 406 OFFICERS

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The Section 406 Officers shall supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by ICTS, is full, fair, accurate, complete, timely and understandable.

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The Section 406 Officers shall promptly bring to the attention of the Audit Committee of the ICTS's Supervisory Board any material information of which he or she may become aware that could affect the disclosures made by ICTS in its public filings.

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The Section 406 Officers shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect ICTS ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ICTS’s financial reporting, disclosures or internal controls.

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The Section 406 Officers shall promptly bring to the attention of ICTS’s Corporate Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics or ICTS’s Business Conduct Guidelines by any director, officer or other employee of the Company.

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The Section 406 Officers shall promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of ICTS, on the one hand, and ICTS, on the other. Any failure of a Section 406 Officer to observe the terms of this Code of Ethics or the Business Conduct Guidelines may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code of Ethics and the Business Conduct Guidelines.

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The Audit Committee shall be responsible for recommending to the ICTS’s Supervisory Board whether and on what terms to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines. The decision to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines shall be made by the Supervisory Board and shall be promptly disclosed to the public and ICTS’s shareholders in accordance with applicable law and listing standards.